July 12, 2007

Via Edgar

United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
Mail Stop 3561

Attn.:	Linda van Doorn,
Senior Assistant Chief Accountant

	Re:	Excellency Investment Realty Trust, Inc.
Form 10-KSB for the period ended December 31, 2006
Filed April 17, 2007
File No. 0-50675

Ladies and Gentlemen:

We are in receipt of the additional comments of the Securities and Exchange Commission (the “Commission”) to the Annual Report on Form 10-KSB for the period ended December 31, 2006 (the “Annual Report”) of Excellency Investment Realty Trust, Inc. (the “Company”), by letter dated June 21, 2007 to Mr. David Mladen, the Company’s Chief Executive Officer, and have set forth below the Company’s responses. The responses correspond to the numbered items in the Commission’s letter. For your convenience, we have also inserted each of your comments above the corresponding response.

General

1.	SEC Comment: We note that a number of your responses to our prior comments state that you will amend your Form 10-KSB. We will need to review the amendment and may have further comments.

Response: The Staff’s comment is duly noted.

Securities and Exchange Commission
July 12, 2007

Note 3 - Notes Payable

Equity Line, page F-18

2.	SEC Comment: We have reviewed your response to prior comment 7. We note that your response makes reference to restrictions “otherwise set forth in the Investment Agreement.” Please tell us what these restrictions are.

Response: The Investment Agreement (the “Investment Agreement”) between the Company and Dutchess Private Equities Fund, L.P. (“Dutchess”), dated as of August 29, 2006, provides that Dutchess will purchase up to $25,000,000 of the Company’s common stock, $0.01 par value per share (“Common Stock”) over the course of thirty six (36) months, subject to certain conditions, as further set forth below.

The amount that the Company is entitled to request from each purchase (each, a “Put”) shall be equal to, at the Company’s election, either (a) $250,000, or (ii) 200% of the average daily volume of the Common Stock for the ten (10) trading days prior to the date written notice of a Put is given (the “Put Notice Date”), multiplied by the average of the three (3) daily closing bid prices immediately preceding such Put Notice Date. The purchase price shall be 93% of the lowest closing Best Bid price of the Common Stock during the Pricing Period. For the purposes of the Investment Agreement “Best Bid” price means the highest posted bid price of the Common Stock during the applicable period of time, and “Pricing Period” means the five (5) consecutive trading days immediately after the Put Notice Date. The Company is not entitled to deliver an additional Put notice to Dutchess between any Put Notice Date and the closing date of the applicable Put.

Dutchess is not obligated to purchase any shares of the Common Stock, unless each of the following conditions are satisfied at the time of purchase:

● a registration statement shall have been declared effective and shall remain effective and available for the resale of all the shares of Common Stock to be purchased by Dutchess;

● the Common Stock shall be listed, and shall not have been suspended from trading for a period of two (2) consecutive trading days, and the Company shall not have been notified of any pending or threatened proceeding or other action to suspend the trading of its Common Stock;

● the Company must have complied with its obligations and must not otherwise be in breach of or in default under the Investment Agreement, or other related transaction documents;

Securities and Exchange Commission
July 12, 2007

● no injunction shall have been issued and remain in force, or action commenced by a governmental authority, which has not been stayed or abandoned, prohibiting the purchase or the issuance of the shares of the Company’s Common Stock to be purchased; and

● the issuance of the shares of Common Stock of the Company will not violate any shareholder approval requirements of the principal market or exchange on which the Common Stock is traded.

To date, the Company has not delivered any Puts to Dutchess pursuant to the Investment Agreement, and has no intention to do so in the foreseeable future.

Note 6 - Related Party Transactions

Property Management, page F-20

3.	SEC Comment: We have reviewed your response to prior comment 9. Since the amount of the cash collected by the related party exceeded the management fee that they would be entitled to, the excess should be characterized consistent with its substance as a bad debt expense from a related party.

Response: The Staff’s comment is duly noted. In the amendment to the Annual Report (the “Amendment”) the Company plans to file, the Company will reclassify the amounts of rent collected and retained by White Knight Management, LLC (“White Knight”) in excess of expenses White Knight paid on the Company’s behalf as a bad debt expense from a related party, instead of as additional property management fees paid to a related party.

4.	SEC Comment: We have reviewed your response to prior comment 10. Please tell us what measures you have taken to collect the amount owed to you from the owners of White Knight, who, we understand, are now employees of your subsidiary.

Response: In order to effectively respond to this comment, the Company believes it would be helpful and appropriate to begin with some background information.

As of September 29, 2005 (the “Closing Date”), David Mladen, purchased such number of shares of Common Stock of the Company, and Series A Convertible Preferred Stock of the Company, $0.01 par value per share (“Series A Preferred Stock”), which, in the aggregate, gave him approximately 51.3% of the Company’s voting power (the “Stock Purchase Transactions”). In addition, as of the Closing Date, the Company’s existing officers and directors resigned, and Mr. Mladen was appointed as the Company’s sole officer and director.

Securities and Exchange Commission
July 12, 2007

By virtue of (a) the percentage of the Company’s Common Stock Mr. Mladen acquired, (b) the number of shares of Common Stock Mr. Mladen would receive upon conversion of the shares of Series A Preferred Stock he purchased, (c) the resignation of all of the Company's officers and directors, and (d) the appointment of Mr. Mladen as the Company's sole officer and director, there was deemed to have been a “change in control” of the Company as of the Closing Date.

At the time of the Stock Purchase Transactions, Mr. Mladen was the majority stockholder and the sole officer and director of Eternal Enterprise, Inc., a Connecticut Corporation (“Eternal”), which owned eight residential apartment buildings in the Hartford, Connecticut area. Mr. Mladen entered into the Stock Purchase Transactions with the Company with the specific intention of taking control of the Company and, subsequently, causing the Company to acquire Eternal.

In October 2005, the Company formed eight limited partnerships as wholly-owned Delaware subsidiaries of the Company (the "Limited Partnerships"), for the purpose of acquiring Eternal. As of November 4, 2005, the stockholders of Eternal exchanged, in the aggregate, 100% of the issued and outstanding shares of common stock of Eternal, for (a) limited partnership interests representing 20% of the total partnership interests of each of the Limited Partnerships, and (b) promissory notes in the aggregate principal amount of $2,600,000 (the “Eternal Acquisition”). As a result, Eternal became 100% owned, in the aggregate, by the Limited Partnerships.

Following the Eternal Acquisition, the Company exited the gift liquidation business, and the business operations of Eternal became the primary business operations of the Company.

Using the guidance in paragraph 17 of FAS 141, the Company concluded that since, at the effective time of the Eternal Acquisition: (a) Eternal obtained a majority of the shares of Common Stock of the combined entity after the combination, (b) Eternal obtained the ability to elect and appoint a voting majority of the governing board of the combined entity, and (c) Eternal’s officers and directors replaced the Company’s as officers and directors of the combined entity, the Eternal Acquisition should be treated as a reverse merger with Eternal as the accounting acquirer of the Company for financial reporting purposes. Therefore, the audit conducted by the Company’s prior independent auditors, Carlin, Charron & Rosen, LLP, for the fiscal year ended December 31, 2005 (the “2005 Audit”), was to the books and records of Eternal.

Securities and Exchange Commission
July 12, 2007

The oral agreement with White Knight, pursuant to which White Knight (a) collected rents for the Company’s properties, (b) paid the Company’s operating expenses, and (c) was entitled to retain a management fee of approximately 4% of total rent revenues, was the product of the pre-existing relationship between White Knight and Eternal.

In connection with the 2005 Audit, which wrapped up in June 2006, the Company discovered that amounts in excess of expenses paid by White Knight on behalf of the Company, and the 4% management fee, had been retained by White Knight. Following such determination, the Company immediately terminated its arrangement with White Knight, effective as of June 30, 2006. Since that time, the Company has been managing its own properties.

Since White Knight is a service company with no significant assets, and the large majority of excess rent revenues retained by White Knight were retained prior to the Eternal Acquisition, the Company has made a business decision not to pursue collection of these amounts.

Repayment of Loans made by an Officer/Director, page F-21

5.	SEC Comment: Please provide us with an updated rollforward of the Mladen loans that separates proceeds from loans from interest capitalized.

Response: Attached hereto as Appendix A is an updated rollforward of the Mladen loans, which separates proceeds from loans from interest capitalized.

Note 7 - Stockholders’ Deficit

Liquidated Damages, page F-21

6.	SEC Comment: Please explain to us why the calculations in Appendix B, attached to your response, are based upon accruals beginning in April of 2007 since damages began accruing in 2005.

Response: In connection with David Mladen’s purchase of 11,000 shares of the Company’s Series A convertible preferred stock (the “Series A Preferred Shares”), as of September 29, 2005 (the “Effective Date”), the Company entered into a registration rights agreement with Mr. Mladen (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, the Company agreed to prepare

Securities and Exchange Commission
July 12, 2007

and, on or prior to the sixtieth (60th) day following the Effective Date (the “Required Filing Date”), file with the Commission a resale registration statement (the “Resale Registration Statement”) to register all 1,573,000 shares of the Company’s Common Stock underlying the Series A Preferred Shares.

The Company was not able to file the Resale Registration Statement on or prior to the Required Filing Date and, as a result, began incurring liquidated damages equal to $180,000 per month (prorated for partial months) (the “Liquidated Damages”).

As of June 30, 2006, the Company had still failed to file the Resale Registration Statement. At that time, Mr. Mladen agreed to waive approximately $1,174,000 of Liquidated Damages due to him pursuant to the Registration Rights Agreement. Such amount was accounted for in the Company’s financial statements as a contribution of capital.

On October 18, 2006, the Company issued 43,500 shares of its Series C convertible preferred stock to Mr. Mladen, in consideration for his agreement to waive an additional $720,000 of Liquidated Damages due to him for the period between July 1, 2006 and October 31, 2006.

The Resale Registration Statement was filed on November 29, 2006, however, on February 2, 2007, the Company requested its withdrawal. Subsequently, Mr. Mladen agreed to waive any additional Liquidated Damages due to him through March 31, 2007.

As a result of the foregoing, the Company did not start accruing Liquidated Damages until April 1, 2007, as reflected in Appendix B to the Company’s letter to the Commission, dated June 18, 2007.

7.	SEC Comment: We note from your response to prior comment 1 that your derivative liability as of December 31, 2005 and December 31, 2006 was $2,578,000 and $1,241,000, respectively. This represents a decrease of $1,337,000, which seems inconsistent with a loss of $917,000 in 2006 as discussed in your response to prior comment 12. As such, please provide us with the calculations supporting your determination of the loss recorded on derivative instruments for 2006. Also, provide us with a rollforward of your derivative liability from September 28, 2005 through December 31, 2005 and from January 1, 2006 through December 31, 2006.

Response: Attached hereto as Appendix B is a rollforward of the Company’s derivative liability from January 1, 2006 through December 31, 2006. The Company believes that this schedule, together with the response to comment 6 above, will clear up any confusion related to the Company’s derivative accounting.

Securities and Exchange Commission
July 12, 2007

Please do not hesitate to contact the undersigned or Eric C. Mendelson of our office with any questions or further comments.

Very truly yours,

/s/ Jeffrey A. Rinde
Jeffrey A. Rinde, Esq.
Partner of the Firm

Appendix A

Excellency Investment Realty Trust, Inc.
Schedule of Loan Repayments - David Mladen

Repayments per Consolidated Statements of Cash Flows	$457,954

Repayment of Mladen Loans	(457,954)

Difference	$-

Mladen Note Roll Forward

Balance at 1/1/05	324,892

Proceeds of loans	93,327

Interest capitalized	23,990

Repayments of loans	-

Balance at 12/31/05	442,209

Balance at 1/1/06	442,209

Proceeds of loans	15,745

Repayments of loans	(457,954)

Balance at 12/31/06	$-

Appendix B

Excellency Investment Realty Trust, Inc.
Derivative Liability Rollforward

Beginning balance at 1/1/06	$2,578,000

Contribution to capital	(1,534,000)

Loss on derivative liability	917,000

Liquidated damages settled through issuance of preferred stock	(720,000)

Ending balance at 12/31/06	$1,241,000